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January 8, 2010

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

ATTN.:  Ms. Patsy Mengiste
        Document Control - EDGAR

RE: Seligman LaSalle Real Estate Fund Series, Inc.
       RiverSource LaSalle Global Real Estate Fund
          (formerly known as Seligman LaSalle Global Real Estate Fund) RiverSource LaSalle Monthly Dividend Real Estate Fund
           (formerly known as Seligman LaSalle Monthly Dividend Real Estate
            Fund)
       Post-Effective Amendment No. 13
       File No. 333-105799/811-21365

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 13 on Form N-1A pursuant to Rule 485(a)(1) to comply with the amendments to Form N-1A.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Erin Nygard at 612-671-2543.

Sincerely,


/s/ Scott R. Plummer
-------------------------------------
Scott R. Plummer
Vice President, General Counsel and
Secretary Seligman LaSalle Real
Estate Fund Series, Inc.